Sircles Media, Inc.
Profit & Loss
January through December 2020
(unaudited)

	Jan - Dec 20
Ordinary Income/Expense	
Expense	
Advertising and Promotion	5,062.39
Bank Fees	1,350.00
Insurance Expense	4,944.81
Legal Fees	9,441.00
Miscellaneous Expense	619.25
Payroll Expenses	104,224.77
Professional Fees	18,517.00
Research and Development	225,401.08
Software Expense	31,617.35
Tax Expense	1,468.00
WeFunder Fees	71,000.00
Total Expense	473,645.65
Net Ordinary Income	(473,645.65)
Net Income	**(473,645.65)**